FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: April 27, 2004	James A. Ryan Chief Financial Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

RITZ CLUB LONDON EXPANDS INTO ONLINE POKER
USING CRYPTOLOGIC-DEVELOPED SOFTWARE

CryptoLogic technology extends the Ritz brand into new, fast growing gaming audiences worldwide

April 27, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that The Ritz Club London Online, the prestigious UK gaming brand, has debuted its new poker room at www.theritzclublondon.com, licensed by CryptoLogic subsidiary, WagerLogic Limited. The Ritz Club London, an online casino licensee of WagerLogic since 2002, has added online poker to expand its global reach into one of the Internet’s fastest growing markets.

“CryptoLogic continues to capitalize on the spectacular growth of Internet poker by strengthening our relationships with the best names in gaming,” said Lewis Rose, CryptoLogic’s President and CEO, “The Ritz’s new poker site highlights the increasing appeal of our online poker offering. Today’s announcement also reinforces our core strategy of delivering market-oriented products that help our customers increase profitability, while offering players a safe, secure and entertaining gaming experience.”

Online poker continues to enjoy exceptional popularity around the world, having risen to account for more than 15% of the $5.7 billion global online gaming market last year. With online poker driving the exciting growth of many online gaming businesses, CryptoLogic is benefiting from its expanding roster of international brand name licensees expanding into this large, emerging game segment. As a result, CryptoLogic aims to grow online poker to 15% of its overall revenue in 2004.

“We are excited to introduce live person-to-person Internet poker and offer our customers the latest in online gaming entertainment,” commented Malcolm Graham, Managing Director, The Ritz Club London Online. “CryptoLogic continues to be our preferred partner for proven, interactive gaming solutions, and has enabled us to take advantage of this significant new growth market.”

“We are delighted that The Ritz Club London has reaffirmed its confidence in and commitment to the WagerLogic relationship, marking the seventh licensee to offer our online poker solution,” added Antony Demetriades, General Manager at WagerLogic.

The Ritz Club London will offer the newest version of WagerLogic’s online poker software. Customized to the Ritz’s exacting brand standards, this site offers the most popular games, including Texas Hold’em, Omaha High, Omaha High/Low and 7-Card Stud. With WagerLogic’s centralized poker solution, players can get a game at their preferred stake around the clock, while enjoying live poker action with real money players from around the world. No Limit/Pot Limit games and multi-table tournaments are recently added attractions that increase player appeal and traffic.

Tel (416) 545-1455     Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the largest public online gaming software company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the Main Market of the London Stock Exchange (symbol: CRP).

About The Ritz Club London (www.theritzclublondon.com)
The Ritz Club London is the essence of fine gaming and part of the rich Ritz heritage that dates back to 1906. Situated in the former ballroom of London’s historic Ritz Hotel, the prestigious and exclusive club appeals to the true connoisseur of luxury and elegance. The Ritz Club London places great emphasis on ensuring that the highest standards of operating procedures are constantly upheld. The brand and reputation of The Ritz Club London are important factors in maintaining its international and loyal following amongst its members.

The Ritz Club London Online is a wholly-owned subsidiary of The Ritz Club London, established to pursue online, wireless and interactive television-related gaming activity.

For more information, please contact:
CryptoLogic, (416) 545-1455
Nancy Chan-Palmateer, Director of Communications
Jim Ryan, Chief Financial Officer

Ballard Associates for The Ritz Club London Online
Louse Ballard, + 44 0207 727 1333
louise@ballard-associates.com	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.